

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Con Unerkov
Chief Executive Officer
Integrated Media Technology Ltd.
Level 7, 420 King William Street
Adelaide SA 5000, Australia

      Re: Integrated Media Technology Ltd.
          Form F-1 filed March 8, 2021
          File No. 333-253979

Dear Mr. Unerkov:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dale Welcome at 202-551-3865 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing